Mail Stop 3561

June 23, 2008

Michael F. Holloran
President and Chief Executive Officer
Intelligent Living Corp.
2323 Quebec Street, Suite 221
Vancouver, B.C., Canada V5T 4S7

> **Re:** **Intelligent Living Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 29, 2008**
> **Written Response**
> **Filed May 7, 2008**
> **File No. 0-25335**

Dear Mr. Holloran

   We have reviewed your response to our letter dated March 28, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. Please note that when you file an amendment containing your proposed changes, we may have additional comments.

Amendment to Our Company's Articles
Increase in Authorized Common Stock

2. We note your response to comment 5 in our letter dated March 28, 2008. Please provide footnote disclosure of the terms of each payment made to the placement agent and payments to others.

***

As appropriate, please amend your filing and respond to our comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Paige, Esq.
    Jackson & Campbell, P.C.